

Mail Stop 3561

May 7, 2010

Mr. Gao Qian
President
China High Technology Acquisition Corp.
c/o David N. Feldman, Esq.
Feldman LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170

> **Re:** **China High Technology Acquisition Corp**
> **Item 4.01 Form 8-K**
> **Filed April 14, 2010**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed April 23, 2010**
> **Amendment No. 2 to Item 4.01 Form 8-K**
> **Filed May 5, 2010**
> **File No. 0-53858**

Dear Mr. Qian:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief